

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2021

Kevin J. Mitchell
Chief Financial Officer
Phillips 66
2331 CityWest Boulevard
Houston, TX 77042

      Re: Phillips 66
          Form 10-K for the Year Ended December 31, 2020
          Response Dated October 15, 2021
          File No. 001-35349

Dear Mr. Mitchell:

      We have reviewed your October 15, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2021 letter.

Response Letter Dated October 15, 2021

Form 10-K for Fiscal Year Ended December 31, 2020

1. Your response to prior comment 4 states, in part, that you have not experienced material weather-related impacts on the availability the insurance coverage you have historically maintained. Please provide us with additional support for this statement.

2. We note from your response to prior comment 6 that your compliance with climate-related laws and regulations can increase your exposure to litigation. Please tell us how you considered providing disclosure addressing the risks associated with the possibility of climate change related litigation, including litigation not solely related to compliance with climate-related laws and regulations, and its potential impact.

   You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner (Office Chief) at (202) 551-3489 if you have questions.

               Sincerely,

               Division of Corporation Finance
               Office of Energy & Transportation